CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of May 2008                         Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ---



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Natuzzi  S.p.A.                                       Investor Relations Dept.
Via Iazzitiello 47,                                    Tel.: +39 080 8820.812
70029 Santeramo (BA) - Italy                   investor_relations@natuzzi.com
Tel.:+39 080 8820.111                                  Corporate Press Office
Fax: +39 080 8820.241                                  Tel.: +39 080 8820.124
www.natuzzi.com                                 relazioni.esterne@natuzzi.com

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FOR IMMEDIATE RELEASE

            NATUZZI S.P.A. ANNOUNCES A TEMPORARY WORK FORCE REDUCTION

Santeramo in Colle (BA), May 5, 2008 - The Natuzzi Group ("Natuzzi" or "the Group") announces a temporary work force reduction (Cassa Integrazione Ordinaria
- CIG) effective from May 19, 2008 that will involve 1,200 positions within the Italian plants for thirteen weeks.

The Group has taken such a decision because of the weak trend of the order flow caused by the generalized challenging business conditions and the unfavourable level of Euro exchange rates against major currencies, US dollar in particular. Furthermore, Natuzzi S.p.A., together with other important manufacturers located in the South Italy within the so-called "upholstery district", has promoted the setting up of a special task force with the aim of asking the highest offices at local as well as national level to declare the state of heavy crisis for the industrial sector. The task force drafted a document to plan different initiatives including:

- the request for tax concessions through employer's contribution allowances and tax credit on sales to outside the Eurozone;

-    the setting up of a guaranty fund to cover turnaround activities;

- the enforcement of the Italian law 181/1991 to support those regions hit by industry crisis;

-    the grant of contribution relief for international trade fair events;

- the financing of training courses to facilitate the placement of workers also in sectors different from upholstery;

-    further improvement of social shock-absorbers.

Lastly, the same task force will fix a set of common projects to reach synergies necessary to enhance competitiveness for the whole upholstery industry.

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ABOUT NATUZZI S.P.A.
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.
Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 125 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 173 licensed Divani & Divani by Natuzzi and Natuzzi Stores.
Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               NATUZZI S.p.A.
                                                (Registrant)


Date:  May 05, 2008                      By: /s/ SALVATORE GAIPA
                                             --------------------------------
                                             Salvatore Gaipa